Exhibit 11.1

Statement Regarding Computation

of Net Income per Share

	Year ended December 31,
	2004	2003	2002

Net income	$5,153,000	$4,822,000	$4,144,000

Basic and diluted net income per share	$.91	$.85	$.74

Weighted average number of common shares outstanding	5,686,563	5,652,604	5,636,904

Dilutive common share equivalents	740	19,403	9,704

Weighted average number of common and common equivalent shares outstanding	5,687,303	5,672,007	5,646,608

Note: Share and per share amounts adjusted for the 3-for-2 stock split on February 17, 2004 and the 2-for-1 stock split on November 18, 2002.